NEWS RELEASE                                                       Exhibit 99(a)


                                                Cleveland-Cliffs Inc
                                                1100 Superior Avenue
                                                Cleveland, Ohio  44114-2589

--------------------------------------------------------------------------------

                            CLEVELAND-CLIFFS REPORTS
                            ------------------------
                            A 67 PERCENT INCREASE IN
                            ------------------------
                             SECOND QUARTER EARNINGS
                             -----------------------



              CLEVELAND, OH - July 22, 1998 - Cleveland-Cliffs Inc (NYSE:CLF) today reported 1998 second quarter earnings of $16.9 million, or $1.48 per diluted share, and 1998 first-half earnings of $17.4 million, or $1.52 per diluted share. Comparable earnings, before special items, in 1997 were $10.1 million, or $.88 per diluted share, in the second quarter, and $13.1 million, or $1.14 per diluted share, in the first-half. Net income for both 1997 periods included an after-tax credit of $2.8 million resulting from the reversal of an excess accrual for closedown obligations of the Savage River Mine in Australia that were recorded prior to 1997.

         Following is a summary of results:


                                            (In Millions, Except Per Share)
                                            -------------------------------
                                          Second Quarter           First-Half
                                        -------------------   ------------------
                                          1998       1997       1998       1997
                                          ----       ----       ----       ----
         Income Before Special Items:
              Amount                     $16.9      $10.1      $17.4      $13.1
              Per Share (Basic)           1.49        .89       1.53       1.15
              Per Share (Diluted)         1.48        .88       1.52       1.14
         Special Items:
              Amount                        --        2.8         --        2.8
              Per Share (Basic)             --        .25         --        .25
              Per Share (Diluted)           --        .25         --        .25
         Net Income:
              Amount                      16.9       12.9       17.4       15.9
              Per Share (Basic)           1.49       1.14       1.53       1.40
              Per Share (Diluted)         1.48       1.13       1.52       1.39


       The $6.8 million, or 67 percent, increase in second quarter earnings before special items was mainly due to higher North American sales volume and price realization, lower interest expense, and a lower effective tax rate, partially offset by higher administrative and reduced iron development expenses and lower investment income.

       The $4.3 million increase in first-half earnings before special items was principally due to higher North American sales volume and price realization, lower interest expense, and a lower effective tax rate, partially offset by the termination of Savage River operations, higher administrative and reduced iron development expenses and lower investment income. Savage River, which produced its last iron ore pellets in December, 1996, earned $2.4 million in the first half of 1997 on sales of its remaining inventory.

--------------------------------------------------------------------------------

       Cliffs' North American iron ore pellet sales in the second quarter of 1998 were a record 3.9 million tons, a 39 percent increase from the 2.8 million tons sold in the second quarter of 1997. First-half sales of 4.6 million tons were also a record and 48 percent higher than the 3.1 million tons sold in the first half of 1997.

       John S. Brinzo, Cliffs' president and chief executive officer, said, "While increasing Asian steel imports and the General Motors strike are impacting our customers and partners to varying degrees, we expect steel production in the United States and Canada to remain strong for the remainder of 1998. We expect our iron ore sales volume will approximate 12.5 million tons for 1998, an increase of 500,000 tons from our previous estimate and 1.0 million tons higher than our projection at the beginning of the year. This would establish a new record, 20 percent higher than 1997 and 1.5 million tons greater than the previous record set in 1996. Sales at the 12.5 million ton level are possible by reducing inventories to a minimum level and by purchasing ore for resale."

       Administrative expenses increased by $1.4 million in the second quarter of 1998 versus 1997 and $2.4 million in the first-half of 1998 versus 1997 principally due to the cost of Performance Share grants, a key component of senior management compensation. Lower investment income in the second quarter and first-half reflects reduced cash balances in 1998, while lower interest expense in both periods results from increased capitalization of interest on Cliffs' share of construction costs on the Cliffs and Associates Limited reduced iron project. Other expenses were up in both periods due to increased costs of reduced iron and international development activities.

       Cliffs-managed mines produced 10.0 million tons in the second quarter of 1998 compared with 9.6 million tons in 1997. First-half production was 19.4 million tons, up from 19.2 million tons in 1997. For the full year 1998, the six mines are expected to produce a record 40.5 million tons, with Cliffs' share being a record 11.4 million tons. In 1997, the mines produced 39.6 million tons, with Cliffs' share being 10.9 million tons. The increases in 1998 are mainly due to higher scheduled production at the Tilden Mine.

       The Empire and Tilden Mines in Michigan have experienced some electric power interruptions this summer, and there is a risk of further curtailments and production losses at these mines under interruptible power contracts with Wisconsin Electric Power Company. We are working closely with Wisconsin Electric to minimize disruptions. The power situation at the other mines is also being closely monitored. Cliffs' wholly-owned Northshore Mine and Cliffs-managed LTV Steel Mining Company operate their own power facilities and sell excess power capacity.

Ferrous Metallics Activities

* CLIFFS AND ASSOCIATES LIMITED ("CAL") - While good progress is being made on construction of our hot-briquetted iron venture project in Trinidad and Tobago with LTV Corporation and Lurgi AG, exceptionally rainy weather over the last few months and other construction difficulties have caused delays. We are now projecting that construction of the CAL facilities will be completed late in 1998, with commissioning and initial production to follow. Operations planning and employee training activities are well advanced in preparation for the plant commissioning. CAL will operate on a planned start-up curve and is expected to achieve its design capacity rate of 500,000 metric tons per year in mid-1999. Project costs are tracking the budget, with Cliffs' cumulative investment totaling $67.2 million as of June 30, 1998.


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

              CAL is expected to produce a premium quality briquetted product and have a highly competitive cost position. Market prices for ferrous metallics products are currently depressed as a result of Asian producers marketing pig iron into the U.S. at very low prices. While it is difficult to project how long prices will remain depressed, CAL is expected to be profitable even at current price levels.

              The project, which will be the first to use Lurgi's Circored(R) technology to produce briquettes containing nearly 95 percent iron, has significant expansion potential. The first expansion would likely be for an additional 1.0 million tons, increasing total capacity to 1.5 million tons, and would be project financed. A decision to expand could be made by the end of 1999 depending on market factors.

* NORTHSHORE "REDSMELT" PIG IRON PROJECT - We continue to evaluate an investment in a plant to produce 700,000 metric tons annually of a premium grade pig iron at Cliffs' wholly-owned Northshore Mine in Silver Bay, Minnesota. Although we had expected to make a decision on this project early in the third quarter of 1998, uncertainties concerning environmental permitting and other matters have delayed the decision. We expect that we will resolve the remaining issues and make a decision on whether or not to proceed by the end of 1998.

              The plant would employ the "Redsmelt" process developed by Mannesmann Demag that combines the technologies of a rotary reduction furnace, using coal as the reductant fuel, and a submerged arc furnace. The Northshore Mine, which is one of the low cost pellet producers in North America, has excess concentrate capacity for feed to the pig iron facility and would enjoy a highly competitive cost position.

Outlook
-------
       Commenting on Cliffs' outlook, Mr. Brinzo said, "We are cautiously optimistic about the balance of 1998 and 1999 recognizing that increasing steel imports could adversely impact our steel company partners and customers." Most steel industry analysts are projecting a continuation of relatively high operating rates for steel producers in the United States and Canada into 1999 despite increasing concerns about Asian steel imports. Based on the strength of the steel outlook, Cliffs-managed mines are expected to operate at capacity levels in 1999, with pellet production nearing 42 million tons. Production at this level, which includes expansion of Tilden Mine capacity to 7.8 million tons, would set a new record, surpassing the 40.5 million tons projected for 1998. Cliffs' share of 1999 production at capacity levels would be 11.8 million tons.

       Mr. Brinzo further commented, "Although we have some concerns about the business outlook, we believe we are well positioned due to the fundamental strength of our business, our strong financial condition, and the potential for our ferrous metallics and international growth initiatives."

                                      * * *

       Cleveland-Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. Subsidiaries of the Company manage six iron ore mines in North America and hold equity interests in five of the mines. Cliffs has a major iron ore reserve position in the United States, is a substantial iron ore merchant, and is constructing a joint venture plant in Trinidad to produce high-quality iron briquettes.


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

       This news release contains forward-looking statements regarding iron ore production and sales volume which reflect forecasts of activity in the steel and iron ore industries. Actual production and sales volume could differ significantly from current expectations due to inherent risks such as lower steel and iron ore demand, higher steel imports, production losses due to power curtailments, or other factors. This news release also contains a projection of the start-up, production rate, and profitability of the Cliffs and Associates Limited project which could change due to inherent risks such as construction delays, process difficulties, product pricing, or other factors. Although the Company believes that the forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties which could cause actual results to differ materially.


Contacts:
--------
Media:  David L. Gardner, (216) 694-5407

Financial Community:  Fred B. Rice, (800) 214-0739 or (216) 694-5459

To obtain faxed copies of Cleveland-Cliffs Inc news releases dial
1-800-778-3888. News releases and other information on the Company are available on the Internet at
http://www.businesswire.com/cnn/clf.htm
---------------------------------------



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                              CLEVELAND-CLIFFS INC

                        STATEMENT OF CONSOLIDATED INCOME



                                                          Three Months          Six Months
                                                          Ended June 30        Ended June 30
                                                      -------------------   -------------------
(In Millions Except Per Share Amounts)                  1998       1997       1998       1997
--------------------------------------                --------   --------   --------   --------


REVENUES
    Product sales and services                        $  143.2   $  102.7   $  170.4   $  123.2
    Royalties and management fees                         12.9       12.4       21.3       20.7
                                                      --------   --------   --------   --------
       Total Operating Revenues                          156.1      115.1      191.7      143.9
    Investment income (securities)                          .8        1.2        2.2        3.4
    Recovery of excess closedown provision                   -        4.3          -        4.3
    Other income                                           1.0        1.5        1.8        1.8
                                                      --------   --------   --------   --------
                                    TOTAL REVENUES       157.9      122.1      195.7      153.4

COSTS AND EXPENSES
    Cost of goods sold and operating expenses            127.2       96.1      157.3      117.1
    Administrative, selling and general expenses           4.9        3.5        9.6        7.2
    Interest expense                                        .1         .8         .3        1.7
    Other expenses                                         2.9        2.2        5.0        3.5
                                                      --------   --------   --------   --------
                          TOTAL COSTS AND EXPENSES       135.1      102.6      172.2      129.5
                                                      --------   --------   --------   --------

INCOME BEFORE INCOME TAXES                                22.8       19.5       23.5       23.9

INCOME TAXES
    Currently payable                                      3.4        2.7        3.5        3.3
    Deferred                                               2.5        3.9        2.6        4.7
                                                      --------   --------   --------   --------
                                TOTAL INCOME TAXES         5.9        6.6        6.1        8.0
                                                      --------   --------   --------   --------

NET INCOME                                            $   16.9   $   12.9   $   17.4   $   15.9
                                                      ========   ========   ========   ========

NET INCOME PER COMMON SHARE
    Basic                                             $   1.49   $   1.14   $   1.53   $   1.40
    Diluted                                           $   1.48   $   1.13   $   1.52   $   1.39

AVERAGE NUMBER OF SHARES
    Basic                                                 11.3       11.4       11.3       11.4
    Diluted                                               11.4       11.4       11.4       11.4




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                              CLEVELAND-CLIFFS INC

                      STATEMENT OF CONSOLIDATED CASH FLOWS




                                                                         Three Months           Six Months
                                                                        Ended June 30          Ended June 30
                                                                    --------------------    --------------------

(In Millions, Brackets Indicate Decrease in Cash)                     1998        1997        1998        1997
 -----------------------------------------------                    --------    --------    --------    --------

OPERATING ACTIVITIES
    Net income                                                      $   16.9    $   12.9    $   17.4    $   15.9
    Depreciation and amortization:
       Consolidated                                                      2.2         1.8         4.3         3.5
       Share of associated companies                                     3.2         3.2         6.3         6.0
    Decrease in Savage River closedown reserve                             -        (6.8)          -       (16.1)
    Provision for deferred income  taxes                                 2.5         4.0         2.6         4.8
    Other                                                                1.3        (1.4)       (2.3)         .6
                                                                    --------    --------    --------    --------
        Total Before Changes in Operating Assets and
           Liabilities                                                  26.1        13.7        28.3        14.7
    Changes in operating assets and liabilities                          3.7       (36.8)      (42.7)      (75.3)
                                                                    --------    --------    --------    --------
                    NET CASH FROM (USED BY) OPERATING  ACTIVITIES       29.8       (23.1)      (14.4)      (60.6)

INVESTING ACTIVITIES
    Purchase of property, plant and equipment:
       Consolidated                                                     (3.8)       (1.9)       (6.1)       (5.0)
       Share of associated companies                                    (6.6)       (8.9)      (13.8)      (19.2)
       Purchase of Wabush interest                                         -       (15.0)          -       (15.0)
    Other                                                                  -         2.5         1.3         4.8
                                                                    --------    --------    --------    --------
                          NET CASH (USED BY) INVESTING ACTIVITIES      (10.4)      (23.3)      (18.6)      (34.4)

FINANCING ACTIVITIES
    Dividends                                                           (4.3)       (3.7)       (8.0)       (7.4)
    Repurchases of Common Shares                                        (2.0)          -        (3.2)       (1.7)
                                                                    --------    --------    --------    --------
                          NET CASH (USED BY) FINANCING ACTIVITIES       (6.3)       (3.7)      (11.2)       (9.1)

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                    -          .2           -          .2
                                                                    --------    --------    --------    --------

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS
                                                                    $   13.1    $  (49.9)   $  (44.2)   $ (103.9)
                                                                    ========    ========    ========    ========




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                              CLEVELAND-CLIFFS INC

                  STATEMENT OF CONSOLIDATED FINANCIAL POSITION




                                                                (In Millions)
                                                 ---------------------------------------------
                                                  June 30     Mar. 31     Dec. 31     June 30
                    ASSETS                         1998         1998        1997       1997
                 -----------                     ---------   ---------   ---------   ---------
CURRENT ASSETS
     Cash and cash equivalents                   $    71.7   $    58.6   $   115.9   $    61.5
     Accounts receivable - net                        73.2        45.2        73.4        61.8
     Inventories                                      87.5       118.7        61.4       107.3
     Other                                            16.6        14.4        15.1        18.1
                                                 ---------   ---------   ---------   ---------
                          TOTAL CURRENT ASSETS       249.0       236.9       265.8       248.7

PROPERTIES - NET                                     134.6       132.6       134.0       129.4

INVESTMENTS IN ASSOCIATED COMPANIES                  225.9       222.3       218.3       196.4

OTHER ASSETS                                          81.1        82.8        76.2        80.2
                                                 ---------   ---------   ---------   ---------

                                  TOTAL ASSETS   $   690.6   $   674.6   $   694.3   $   654.7
                                                 =========   =========   =========   =========

      LIABILITIES AND SHAREHOLDERS' EQUITY
      ------------------------------------

CURRENT LIABILITIES                              $    78.0   $    72.2   $    91.8   $    81.2

LONG-TERM OBLIGATIONS                                 70.0        70.0        70.0        70.0

POSTEMPLOYMENT BENEFIT LIABILITIES                    69.8        69.9        70.1        70.5

OTHER LIABILITIES                                     56.8        56.6        55.0        54.4

SHAREHOLDERS' EQUITY                                 416.0       405.9       407.4       378.6
                                                 ---------   ---------   ---------   ---------

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $   690.6   $   674.6   $   694.3   $   654.7
                                                 =========   =========   =========   =========

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Unaudited Financial Statements

    In management's opinion, the unaudited financial statements present fairly the Company's financial position and results. All supplementary information required by generally accepted accounting principles for complete financial statements has not been included. For further information, please refer to the Company's latest Annual Report.




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